TRIAN PARTNERS

Trian Fund Management, L.P.
280 Park Avenue, New York, NY 10017
T: 212 451-3000 F: 212 451-3134

January 8, 2023

Dear Disney Board Members,

The Trian team looks forward to our call on January 10th. To make our time together as productive as possible and help focus the discussion, attached is a short deck and several additional thoughts below. We have asked Horacio Gutierrez to circulate these pre-read materials to each of you well in advance of the call, so that you have plenty of time to read and reflect on them and formulate your questions so that we can engage in a dialogue. We plan to share our full white paper with management and the board once we are able to reach agreement on board representation or, if we are unable, with shareholders in the weeks ahead.

We note that the meeting schedule calls for 45 minutes for the presentation, up from 30 minutes originally offered after we requested more time. Our hope is that adequate time is given for a fulsome discussion, even if this means extending the meeting. We believe that each of you, as directors, should have the opportunity to learn more about Trian, including why we have an approximate $850mm investment in Disney and how, with direct representation in the boardroom, we have helped numerous boards and management teams create sustainable, long-term shareholder value and why we believe we can help do the same at Disney. We would note that in our most recent engagement before Disney, Trian was invited to meet in-person several times with the Chairman and CEO. Every member of the nominating committee and nearly all members of the board asked to spend time with us in-person or over video conference in small groups to better get to know the Trian team. We believe much was learned in both directions following this process. We have been disappointed not to have had similar opportunities with the Disney board.

Why Has Trian Invested in Disney?

For more than a decade, we have viewed Disney as one of the most valuable collections of brands in the world. The company has unrivaled scale, irreplaceable IP and has long generated premium value for shareholders by leveraging the Disney "flywheel" to monetize assets across media, entertainment, parks, hotels and related products and services. Nevertheless, today Disney is at a crossroads with prominent cracks in the "flywheel," weak operating performance and low investor confidence. Shareholder returns have significantly underperformed the S&P 500 and Disney's selected proxy peers over the past 10, 5, 3 and 1-year timeframes. The company's share price has underperformed the S&P 500 dating back to the beginning of every current Director's tenure on the board, including the returning CEO (over 22 years). Despite a bull market run over this period, the share price currently sits near an 8-year low. The stock is essentially flat since the day prior to the current CEO change, signaling that investors believe the required fix is about more than one individual.

While Disney faces a rapidly evolving media environment, where opportunities and pitfalls abound, we believe the company's current problems are largely self-inflicted. These include poor capital allocation decisions (including overpaying for the 21st Century Fox assets and the increased debt burden as a result of the transaction), the elimination of the dividend that had been paid for 57 straight years, lack of cost control, significant declines in earnings and free cash flow, weak financial forecasting and investor communication, and a weak corporate governance track record (including longstanding issues with CEO succession). Notably, the company's share price today is correlated with media companies which we believe have vastly inferior assets and IP – companies that are purely bets on media distribution strategies including DTC and that do not have the benefits of Disney's legacy diversified business mix, including parks, consumer products, and "flywheel potential." This correlation with inferior competition

we believe exists because the power of Disney's assets are no longer evident in the company's financial performance or outlook.

Despite Disney's current challenges, we invested because we believe the company's future can still be bright. We are long-term investors and are not dissuaded by short-term volatility or up-front investment so long as the returns are understood and defensible. We believe that the company must act with urgency to "right the ship" today, and believe we can help in developing the correct strategies and operational formulas for the future. We also believe that Nelson's presence on the board can help regain shareholder confidence. Put another way, Trian can effectively provide both independent counsel to the board and "cover" with shareholders as the company undergoes the necessary strategic changes to restore investor confidence.

Why Trian is Seeking *Direct* Board Representation?

Trian invests with an ownership mentality, with a goal to build better businesses for the long-term. Partners of Trian have served on 17 public company boards since its inception in 2005, leveraging decades of operating and financial experience including many years spent as CEO and C-suite executives.

In particular, Trian partners have significant experience working collegially with other directors and management teams of companies that are facing meaningful challenges and have a long track record of helping to drive improved results and outcomes for shareholders. We can speak at length about specific experiences working with companies in the following areas, all of which we believe are core to the opportunity set ahead for Disney:

- Adapting strategies to address changing industry dynamics
- Accelerating profitable revenue growth and market share gains
- Reducing non-core expenses to fund high-return investments, further catalyzing a virtuous cycle of growth
- Optimizing organizational structures to unleash the "power of accountability"
- Strategic partnerships, joint ventures and M&A
- Improving capital allocation and cash flow generation to drive de-leveraging
- Regaining shareholder trust through improved investor communication
- Successful CEO succession planning – including both internal and external candidates
- Aligning management compensation with broader corporate goals

When a Trian partner joins a board, our average investment holding period of 6 years (and growing) is longer than the holding period of the 20-largest Morningstar equity mutual fund classes and significantly longer, in our experience, than most private equity funds' holdings. Trian's focus on strategy and operations often results in our requesting (and receiving) direct board representation. We are proud of the relationships we have developed with numerous boards and management teams, as well as the many institutional investors with whom we invest alongside (pensions, mutual funds, index funds, etc.). We take pride in the fact that our partners are engaged and highly collaborative members of boards; they come to meetings with strong ideas but a core Trian principle is to be a good listener, to consider all sides of an issue and support the best ideas regardless of where they originate.

Nelson has formed relationships over the years with Bob Iger and several former and current executives, directors and shareholders – relationships that we very much value. Nelson was invited by Bob to share some of his philosophies and views with the Disney board several years ago, before Trian became a Disney shareholder. Since co-founding Trian in 2005, Nelson has served on 11 public company boards across numerous industries. He has a demonstrated track record working with companies to drive long-term value creation and highly successful operating turnarounds. Trian investments where Nelson has served on the board have outperformed the S&P 500 by approximately 900bps annually during the period of his board involvement. Prior to co-founding Trian, Nelson had extensive experience owning, operating and building companies. Several of Nelson and Trian's investments have been taught at Harvard Business School as case studies on operating turnarounds.

Trian's investment team is organized by industry for all sectors in which we invest. Supporting Nelson on our Disney investment is a team of five Trian partners and analysts who spend considerable time on, and collectively have significant experience across branded consumer entertainment including media, telecom, theme parks, hotels, consumer products companies, and in corporate governance. Trian and our partners' predecessor companies have made numerous investments in these areas. More importantly, our team has closely studied Disney for more than a decade. We have studied and continue to closely monitor Disney's competitors and the broader competitive ecosystem. We have strong perspectives on the current state of the industry, how the landscape is likely to evolve, as well as opportunities for improved performance and value creation.

Perspectives on Third Point Settlement

We followed Disney's recent engagement with Third Point and noted the company's agreement to add a mutually agreed independent director to the board. With that agreement, we can understand some Disney directors questioning if there will be a Disney shareholder asking for board representation each ensuing quarter. While we respect Third Point, we have a history of being long-term investors who add significant value to discussions on operations and strategy with direct representation inside the boardroom. As an example, Trian remains the largest shareholder and several of our partners remain on the board of Wendy's – Trian's first investment made 17 years ago. An activist who was involved before Trian invested has long since sold. Wendy's continues to perform at a very high level.

Why is Trian Willing to Have a Proxy Contest?

Given recent underperformance at Disney and a highly uncertain outlook, we hope it is evident why we are not comfortable investing nearly $1 billion in Disney *passively*. In our view, Disney has a simple choice: the company can choose to fight the addition of 1 highly qualified director, or the company can work together with Nelson Peltz (as 1 of 13 directors) to create sustainable long-term value.

Trian recognizes that Disney is undergoing meaningful change quickly. Our goal is not to create instability, nor are we looking to replace Bob Iger. But we do believe Disney is at a critical moment in its history and we suspect most investors agree. In fact, a number of investors called us when news of our investment surfaced asking what we see in Disney because they themselves lacked the confidence or conviction to invest based on the state of the company without Trian's involvement.

Of the 17 boards Trian partners joined directly since 2005, 15 were at the invitation of the company. These invitations generally came after Trian built a position and was provided opportunities to engage in constructive dialogue with management and the board. As noted above, communication with the Disney board has been scarce. The Governance and Nominating Committee has been silent, and it seems the process of communicating with Trian has largely been outsourced to the executive team. Across our many previous encounters with boards, even when there was still an open question on offering a Trian partner a board seat, directors at those companies were genuinely interested in understanding Trian's perspectives, finding common ground, and looking for ideas that could benefit their companies. In the case of Disney, it appears that the board has so far shown little interest in engaging.

Trian has engaged in only 3 proxy contests in our history, the outcomes of which are summarized below. These proxy contests were among the largest and most monumental in history and we believe these companies' scale, their large retail shareholder bases (which tend to vote with management), and, we believe, poor advice from advisors led to what proved to be unnecessary contests in all 3 cases. We would note P&G's market capitalization is currently more than double that of Disney. At P&G and Heinz, Trian candidates attained direct board representation following the annual meetings. In the case of DuPont, Trian narrowly "lost" the contest. Of note, following DuPont's "win," the company failed to deliver on its promises in the ensuing quarters, the CEO was replaced (the only time that's happened in contests we have been involved with), and one of the incoming CEO's first actions was to ask Trian to sign a confidentiality agreement and be part of board discussions regarding the go-forward strategy.

When the board chose to pursue a merger with Dow, negotiations with key principals of DuPont and Dow were held at Nelson's home.

In all 3 contests, Trian went on to form strong relationships with members of management and the board. As importantly, each company delivered improved performance and value creation. The Chairman and CEOs of all 3 companies are willing to serve as references for the Disney board and share their experiences working with the Trian team. We strongly urge you to contact them.

Precedent Trian Engagements:

Trian Invited to Join Board / No Proxy Contest	Proxy Contents – Trian *Won* Direct Board Representation	Trian *Lost* Proxy Contest
Unilever Plc.	The Procter & Gamble Company	DuPont de Nemours, Inc.
Invesco Ltd.	H.J. Heinz Company	*54% / 46% Vote* *CEO stepped down 5 months after annual meeting. Trian signed NDA with company shortly thereafter and worked closely with company from that time onwards.*
Janus Henderson Group Plc		
Legg Mason, Inc.		
nVent Electric Plc		
Sysco Corp.		
General Electric Company		
Pentair Plc		
The Bank of New York Mellon		
Mondelez International Inc.		
Ingersoll-Rand Plc		
Family Dollar Stores, Inc.		
Chemtura Corp.		
Tiffany & Co.		
The Wendy's Company		

Ultimately, the outcome of any large proxy contest is uncertain. Although we very much wish that the Disney management team, board and the Trian team can avoid the time and expense of a proxy contest (with shareholders bearing the costs directly – and with one company with whom we had a proxy contest estimated to have spent up to $100mm on defense to prevent one director from joining the board), we also believe that Disney is at an important intersection and that Nelson can help. We strongly prefer to address the company's challenges together in the boardroom, starting immediately. If we are not welcomed, we believe that a proxy contest is an opportunity to have a very important conversation publicly that brings shareholders into the debate on the best path forward for Disney. Regardless of how the process unfolds, win or lose, our commitment to you and your management team is to be transparent in sharing our perspectives, to maintain open lines of communication, to listen and consider any and all ideas from the company and to treat everyone involved with respect.

We look forward to discussing all of this and more on Tuesday.

Best regards,

Nelson Peltz	**Josh Frank**	**Matt Peltz**	**Brian Schorr**	**Ryan Bunch**
Founding Partner	*Partner*	*Partner*	*Partner*	*Partner*

Addendum to Disney Board Letter

Additional Information:

Except as otherwise noted below, all shareholder return and stock price data contained in this letter is based on FactSet data as of 1/6/23. References to the S&P 500 throughout this letter refer to the S&P 500 Total Return Index (the "S&P 500 Index"), which includes the price changes of all underlying stocks and all dividends reinvested.

The analysis relating to outperformance of companies in which Nelson Peltz has served as a director is based on FactSet data as of 12/31/22. Companies where Nelson Peltz has served on the board of directors and in which Trian has invested consist of The Wendy's Company, H.J. Heinz Company, Sysco Corporation, Legg Mason Inc. on two separate occasions (and treated as two separate investments for purposes of the analysis), Mondelēz International, Inc., The Procter & Gamble Company, Ingersoll-Rand Inc., Invesco Ltd., Janus Henderson plc, and Unilever plc. Such investments do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable. We highlight the S&P 500 Index here only as a widely recognized index, however, for various reasons the performance of the index and that of Trian's Investments may not be comparable. One cannot invest directly in an index. While Trian believes that the total shareholder returns ("TSR") at Trian's investments where Nelson Peltz served on the board of directors was attributable in part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement, there is no objective method to confirm what portion of such returns were attributable to Trian's efforts and what portion may have been attributable to other factors. This letter does not provide the performance of Trian's funds or the performance of individual fund investments. In order to perform this analysis, Trian (1) calculated the annualized TSR (consisting of the change in stock price plus the effect of dividends received) at each of the companies listed above during Nelson Peltz's board tenure at each company (with Legg Mason Inc. treated as two separate investments for purposes of this analysis), (2) compared each company's TSR figure with the annualized TSR of the S&P 500 Index during the same time period, and (3) calculated the simple average of annualized TSR over- or under-performance versus the S&P 500 Index at each company (or each investment, in the case of Legg Mason Inc.). Based on the foregoing methodology, Trian calculated that companies in which Trian has invested where Mr. Peltz has served on the board of directors have, on average, generated annualized TSR growth during Mr. Peltz's board tenure exceeding that of the S&P 500 Index by +872 bps as of 12/31/22. This analysis includes Unilever plc, where Mr. Peltz has served as a director for less than one year.

Disclaimer

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to the Company. Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter. For the avoidance of doubt, this letter is not affiliated with or endorsed by Disney.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds managed by Trian currently beneficially own shares of the Company. These funds are in the business of trading – buying and selling– securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

Some of the materials in this letter contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

Important Information

Trian, together with certain other affiliates who are expected to be participants (the “Participants”) in solicitation of shareholders of the Company in connection with its 2023 annual meeting of shareholders (the “2023 Annual Meeting”), intend to file a definitive proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”) in anticipation of such solicitation. Shareholders are advised to read the definitive proxy statement and any other documents related to the 2023 Annual Meeting when they become available because they will contain important information.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the preliminary proxy statement to be filed by the Participants with the SEC on January 12, 2023. This document is available free of charge on the SEC website. The definitive proxy statement, when filed, and other relevant documents, will also be available on www.RestoreTheMagic.com and the SEC website, free of charge, and by directing a request to Trian Partners’ proxy solicitor, Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor New York, New York 10036 (Shareholders can call toll-free: +1 (877) 629-6357).